Exhibit 2.4

Amendment to Articles of Incorporation

of CoLabs Int’l, Corp.

This Amendment to the Articles of Incorporation shall amend and restate Article 3 of the existing Articles of Incorporation effective as of the date of filing the Certificate of Amendment with the Nevada Secretary of State.

Effective as of the date of filing of the Certificate of Amendment with the Nevada Secretary of State, the total number of shares which CoLabs Int’l, Corp. (the “Corporation”) is authorized to issue is 120,000,000, consisting of 100,000,000 shares of common stock, having a par value of $0.001 and 20,000,000 shares of Preferred Stock, having a par value of $0.001. The Preferred Stock may be issued from time to time in one or more series. The Corporation’s Board of Directors (the “Board”) is authorized, within the limitations and restrictions stated in these Articles of Incorporation, to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock or any series thereof with respect to any wholly-unissued series or class of Preferred Stock, and to fix the number of shares constituting any such series and the designation thereof (each, a “Preferred Stock Designation”). Subject to compliance with applicable protective voting rights which have been or may be granted to the Preferred Stock or series thereof in a Preferred Stock Designation or the Corporation’s Articles of Incorporation or otherwise (“Protective Provisions”), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinate to, pari passu, with, (including, without limitation, inclusion in provisions with respect to acquisition preferences, dividend rights, rights and preferences upon dissolution and liquidation, conversion features, redemption and/or approval of matters by vote or written consent and any other relative, participating, optional, or other special powers preferences, rights, qualifications, or restrictions thereof), or senior to, any of those of any present or future class or series of Preferred Stock. Subject to compliance with applicable Protective Provisions, the Board is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

The date of the adoption of this Amendment to the Articles of Incorporation is December 14, 2022. This amendment was duly adopted by the shareholders of this Corporation in accordance with NRS 78.385 and 78.390.

By:	/s/ Laura Cohen
Name:	Laura Cohen
Its:	Chief Executive Officer